Exhibit 99.1

News Release

Stantec’s International Growth fuels Top 10 Status as Global Design firm

Engineering News Record, Architectural Record release annual rankings

EDMONTON, AB; NEW YORK, NY (July 25, 2018) TSX, NYSE: STN

Following continued acquisition and organic growth activity in global markets, Stantec maintained its status as top 10 global design firm in two key industry rankings, underscoring the firm’s commitment to client service in the communities where it operates. For the second year in a row, Stantec ranked No. 10 on the “Top 150 Global Design Firms” list by Engineering News-Record (ENR), one of the industry’s leading trade publications tracking construction and consulting activity worldwide. The firm also advanced to No. 9 on the “Top 300 Architecture Firms” list by Architectural Record, a premiere source of news and information on architecture and design. Both rankings are based on reported revenues from 2017.

“These standings illustrate that our talented employees continue to respond to the compelling needs of clients and communities with solidly creative solutions,” said Gord Johnston, Stantec president and chief executive officer. “As a key objective outlined in our strategic plan, our global growth is fueled by two fundamental strategies: a broad portfolio of recognized expertise across disciplines and strong local teams anchored in many of the most attractive global design markets.”

Continued investment, project activity across the globe

As Stantec’s integration of legacy MWH Global offices outside of North America nears completion, the firm has further diversified its global design reach in 2018 with the acquisitions of UK-based ESI Consulting and New Zealand’s Traffic Design Group (TDG).

“Both of those unions underscore our strategy to grow and diversify our global operations while working on some of the most meaningful projects across the globe,” added Johnston.

Among projects recently won and/or underway by Stantec:

●	The company was selected as lead engineer for the $1.9 billion commuter rail expansion for the Long Island Rail Road (LIRR) in Nassau County, New York. The design-build project will add a 9.8-mile third track and critical capacity for LIRR’s heavily used Main Line, which carries 300,000 passengers daily.

●	In the UK, Yorkshire Water appointed Stantec as its sole Strategic Planning Partner in preparation for the AMP7 period (2020 – 2025). The firm is providing a range of services to support Yorkshire Water’s strategic plan, including resolving risk, utilization of new technology, partnership working, and use of markets.

●	Supporting population growth and infrastructure needs in Auckland, New Zealand, Stantec is providing preliminary and detailed design services for local utility Watercare Services and their plans to build and operate the nation’s first wastewater biosolids thermal hydrolysis facility at its Rosedale Wastewater Treatment Plant.

●	As part of a design-build team with Walsh Construction Company II, Stantec is providing a range of architecture and design services on the new Consolidated Headquarters Complex for the California Military Department. Designed as a Net Zero energy campus, the $135 million complex will be constructed to include a variety of sustainable initiatives.

A rendering of the facade of the California Military Department’s new Consolidated Headquarters Complex.

●	In Australia, Stantec – along with joint venture partner GHD – is providing design services to support WaterNSW for the Warragamba Dam Raise west of Sydney in New South Wales. The project will increase the height of the existing dam, allowing it to be used for flood mitigation purposes that will benefit the downstream community.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That’s why at Stantec, we always design with community in mind.

We care about the communities we serve—because they’re our communities too. This allows us to assess what’s needed and connect our expertise, to appreciate nuances and envision what’s never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements regarding the projects described above, including statements regarding Stantec’s role and involvement on the projects. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the projects described above may be delayed, cancelled, suspended or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward-looking statements are provided herein for the purpose of giving information about the proposed project referred to above and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Media Contact	Investor Contact
Danny Craig	Cora Klein
Stantec Media Relations	Stantec Investor Relations
Ph: (949) 923-6085	Ph: (780) 969-2018
danny.craig@stantec.com	cora.klein@stantec.com

Design with community in mind